Exhibit 4.132
Term Sheet – Loan Facility
This loan facility is made on 2008 between the following parties:

Mintails South Africa (Proprietary) Limited
Registration No 2004/007547/07
First Floor, North Wing
Lord Charles Office Park
337 Brooklyn Road
Brooklyn
Pretoria 0002
South Africa
(Borrower)
DRDGOLD Limited
Registration No 1895/000926/06
EBSCO House 4
299 Pendoring Avenue
Blackheath, Randburg
South Africa
(Lender)
Mintails Limited
ACN 008 740 672
Suite 2, 1233 High Street
Armadale, Victoria 3143
Australia
(Borrower’ Guarantor)
Mogale Gold (Pty) Limited
Registration No 1996/010274/07
First Floor, North Wing
Lord Charles Office Park
337 Brooklyn Road
Brooklyn
Pretoria 0002
South Africa
(Mogale Gold)
Ergo Uranium (Pty) Limited
Registration No 2007/017509/07
First Floor, North Wing
Lord Charles Office Park
337 Brooklyn Road
Brooklyn
Pretoria 0002
South Africa
(Ergo Uranium)

together, the Parties.
Background
This Term Sheet sets out the commercial terms and conditions pursuant to which the Lender has agreed to provide a loan facility of up to ZAR 65 million to the Borrower.

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Status of this Term Sheet
Immediately upon execution of this Term Sheet, all the parties acknowledge that they have created legally binding obligations between them in accordance with the agreed terms set out below.
Agreed Terms
Working capital facility
Nature and
purpose of the
facility
The Lender has agreed to provide the Borrower with an interest bearing loan facility
(Facility) for the purpose of providing the Borrower with short term funding.
Use of funds
The use of funds will be limited to:
•      the Borrower’s ordinary course of business expenditures (which for the avoidance of doubt must be arms-length expenditures owing to unrelated third parties, and expressly excludes any related party transactions, distributions to shareholders, payments of the Borrower’s Board and senior management salaries and/or bonuses and the like) approved in writing by the Lender (acting reasonably and in good faith);
and
•      the Lender’s costs associated with the preparation of this Facility and associated securities.
Amount of facility ZAR 65 million.
Interest Rate
Interest will accrue and be paid or capitalised monthly on the outstanding principal from the date of the relevant advance or advances until the date of repayment at the prime rate published by the Standard Bank of South Africa at the start of the relevant monthly interest period plus 200 basis points.
Pre-conditions to
availability of
Facility
The Lender is not obliged to provide the Facility to the Borrower until:
−    to the extent required to permit the Facility to be made available in South Africa, the
Lender receives the approval of the South African Reserve Bank on terms satisfactory to the Lender;
−     on or before 12 December 2008 (or such later date as the parties may agree in writing), the Lender is satisfied, in its sole discretion, with its due diligence investigations in respect of the assets and liabilities, financial position, profit and loss, operational performance and prospects of the Borrower and each of the Borrower’s subsidiaries (Borrower’s Group) and the security which the Borrower is able to provide in respect of any moneys advanced under the Facility;
−    the Borrower has granted in favour of the Lender first ranking security in a form acceptable to the Lender (in its absolute discretion) over the interest that the Borrower and any members of the Borrower’s Group holds in the Elsburg Gold Mining Joint
Venture(Elsburg JV) between East Rand Proprietary Mines Limited (ERPM) and
Mogale Gold (Pty) Limited (Mogale Gold) and Ergo Mining (Pty) Limited (Company
No 2007/004886/07) (Ergo Mining); and
−     the Lender has received a certified copy of a resolution of the directors of the
Borrower:
o     confirming the solvency of the Borrower and each member of the Borrower’s
Group,
o     certifying that as at the date of that resolution, no fact or circumstance has occurred, or in the reasonable opinion of the board of the Borrower, is likely to

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occur on or before the date of the first drawdown which has or would have a material adverse effect on the ability of the Borrower to comply with its payment obligations in terms of the Facility
o     approving the terms and conditions of this Term Sheet; and
o     authorising a director or other authorised representative to execute this Term
Sheet on behalf of the Borrower.
Drawdown
procedure
Drawdowns are conditional on the Lender’s approval which can be withheld in the Lender’s discretion (acting reasonably and in good faith) which discretion shall be confined to assessing whether or not the amount provided under the Facility will be used in accordance with the authorised use of the funds set out above and assessing and confirming that the Borrower and each member of the Borrower’s Group is not in breach of any of the representations and warranties set out in this Term Sheet. All amounts will be provided in (and must be requested in) ZAR in tranches of ZAR 10 million, except the last tranche which must represent the balance of the Facility.
Prior to drawing down on the Facility, the Borrower must provide the Lender with a written drawdown request:
•     specifying the amount required and the use of those funds;
•     confirming that the Borrower and each members of the Borrower’s Group is not in breach of any of the representation and warranties set out in this Term Sheet; and
•      signed by two authorised signatories (one of whom must be the CEO of the Borrower and the other, any of the independent directors of the Borrower).
The Borrower must provide any other information which the Lender requires in respect of the proposed draw down (including, without limitation budgets, quotes, estimates, invoices etc relating to the amount and intended use of those funds) to verify that the purposes of the drawdown is within the approved use of funds for moneys drawn down under the
Facility.
Repayment Term Any amounts outstanding under the Facility becomes immediately repayable in full on the earlier of:
•     the termination of this Term Sheet(other than termination resulting from the conclusion of a formal agreement), or if a formal agreement was entered into incorporating the provisions of this Term Sheet, the formal agreement;
•      the Borrower ceasing to have any interest (whether direct or indirect, or whether the nature of that interest is legal, beneficial, economic or otherwise) in the Elsburg JV or
Ergo Mining;
•      12 months from the date of entering into this Term Sheet;
•      the occurrence of an Event of Default (which is not remedied within the time period required to remedy such a default after notice to that effect from the Lender).
Amounts outstanding under the Facility may be repaid earlier without any penalty.
Set-Off
The Lender may set off any amounts payable by the Lender (or a related body corporate of the Lender) in respect of the sale and purchase of the Sale Interest against the moneys owed to the Lender under the Facility.
Security
The Borrower will procure the grant in favour of the Lender first ranking security in a form acceptable to the Lender over
•      the Percentage Interest held by the Borrower or any member of the Borrower’s Group in the Elsburg JV; and

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•      the interest held by the Borrower and any member of the Borrower’s Group in Ergo
Mining.
Each of Mogale Gold and Ergo Uranium consent to, and the Borrower must procure that any other member of the Borrower’s Group consents to, granting security over these interests, as the provision of the Facility to the Borrower enhances the financial position of the Borrower’s Group (including, without limitation, each of Mogale Gold and Ergo
Uranium).
Negative Pledge
Except in relation to proposed asset sales by the Borrower and members of the Borrower’s
Group which have been fairly disclosed in writing to the Lender before execution of this
Term Sheet, the Borrower undertakes not to, without the Lender’s consent (which will not be unreasonably withheld or delayed) to:
•      dispose of any of its major assets; and
•      grant any encumbrances over any of its major assets, including any assets comprising the Sale Interest.
Event of Default
An event of default will occur where:
•      the Borrower fails to pay any amounts owing under the Facility as and when due;
•      the Borrower fails to perform or observe any obligation under the Facility and does not remedy the failure within 5 Business Days after receipt of a notice;
•      any present or future, or actual, prospective or contingent, indebtedness of the
Borrower or members of the Borrower’s Group in respect of any financial accommodation is or becomes due and payable or is or becomes capable of being declared due and payable before the due date for payment;
•      any warranty, representation or statement by the Borrower is or becomes false, misleading or incorrect when made or regarded as made under this Term Sheet;
•      there is a material adverse change in the Borrower’s or any member of the Borrower’s
Group assets, liabilities, financial position or prospects; and
•      other customary events of default relating to the Borrower’s solvency, or any member of the Borrower’s Group solvency occur.
The Borrower will be given 5 Business Days to remedy an event of default for failure to pay an amount owing to the Lender and 10 Business Days to remedy any other default
(other than insolvency type defaults).
Representations
and Warranties
The Borrower will represent and warrant (on signing and on again on each drawdown and on each day that there remain amounts outstanding under the Facility) that:
•      it has full power and authority to enter into and perform its obligations under the Term
Sheet and has taken all necessary action to authorise the execution, delivery and performance of it;
•      the Term Sheet constitute legal, valid and binding obligations on the Borrower;
•      entry into the Term Sheet does not result in the Borrower contravening any law or its constitution;
•      entry into the Term Sheet does not place the Borrower in breach of a the term of any other agreement;
•      no event has occurred which constitutes an Event of Default;
•      it and members of its group are solvent and are able to pay their debts as and when they become due and payable;

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•      all information furnished by the Borrower to the Lender in connection with this Term
Sheet is true and correct in all respects and there are no other facts or circumstances of which it is aware that would render any such information misleading;
•      the Borrower has not violated any law or agreements which may have a material adverse effect on the business or financial condition of the Borrower or any member of the Borrower’s Group; and
•      the Borrower has disclosed to the Lender any information which might reasonably be expected to adversely influence the decision of a lender to make a general corporate borrowings facility available to the Borrower on terms and conditions similar to those contained in this Term Sheet.
It is acknowledged that the Lender and members of the Lender’s group have not completed their due diligence enquiries and may require additional warranties to be provided by the Borrower in respect of any issues arising out of these inquiries.
Indemnity
The Borrower will indemnify the Lender for all loss that it suffers occurring as a result of an
Event of Default or the Lender exercising its powers as a result of an Event of Default.
Guarantee:
The Borrower’s Guarantor unconditionally and irrevocably guarantees to the Lender the due and punctual performance by the Borrower of its obligations under this Term Sheet.
The Borrower’s Guarantor waives any rights it has of first requiring the Lender to commence proceeding or enforce any other right against the Borrower or any other person before claiming under this guarantee.
The Lender may treat the Borrower’s Guarantor as a principal debtor jointly and severally with the Borrower.
The guarantee is a continuing security and is not discharged by any one payment.
Costs and
expenses
The costs associated with the preparation of the Facility (including any formal agreements required by the Lender) and associated securities is to be paid by the Borrower by way of a drawdown of funds under the Facility. Otherwise, each party bears its own costs.
Confidentiality
The parties must keep confidential the terms and conditions of the Facility and will only discuss or disclosure the terms and conditions of that loan facility if required by law or as otherwise authorised by the other party.
Formal
Documents
If required by the Lender, the Lender will brief its attorney to prepare formal documents incorporating the provisions set out above and other terms customarily found in a loan facility of this type.
Governing Law
This agreement is governed by and construed in accordance with the laws of South Africa.
Each party submits to the non-exclusive jurisdiction of the Courts of South Africa.
Counterparts
This Term Sheet may be signed in counterparts which together will constitute one instrument. A party may execute this Term Sheet by signing any counterpart. A party may execute this Term Sheet or any counterpart by facsimile.
Binding Nature of
this Term Sheet
This Term Sheet is intended to be a binding legal agreement between the parties which becomes binding upon execution of this Term Sheet.

Executed by the Parties as a binding agreement:

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Signed by Mintails South Africa (Proprietary) Limited
by:
/s/D.A.W. Van der Walt
Secretary/Director                                                                                Director
Diederik Albert Willem van der Walt
Name (please print)
Name (please print)
Signed by Mintails Limited
by:
______________________________________ ________________________________________
Secretary/Director                                                                                 Director
______________________________________ ________________________________________
Name (please print) Name (please print)
Signed by DRDGOLD Limited
by:
/s/J.W.C. Sayers
Secretary/Director                                                                                 Director
John William Cornelius Sayers
Name (please print)
Name (please print)

Signed by Mogale Gold (Pty) Ltd
by:
/s/D.A.W van der Walt
Secretary/Director                                                                                 Director
Diederik Albert Willem van der Walt
Name (please print)
Name (please print)

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Signed by Ergo Uranium (Pty) Ltd
by:
______________________________________ ________________________________________
Secretary/Director                                                                                  Director
______________________________________ ________________________________________
Name (please print) Name (please print)